FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: June 25, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 25, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary




News Release
For immediate release

          American Crystal Sugar	Company        	Newcourt Credit Group
Contact: 	Jeff Schweitzer	                       Contact:	Robyn Matsumoto
         	Public Relations Manager                       	Corporate Affairs
         	218-236-4492                                   	(416) 594-5308

Trading Symbol:		NCT
		Exchange Listings:	Toronto
                					Montreal
               						New York

American Crystal Sugar Company and Newcourt
Capital to build $103 million Molasses Desugarization Project

Moorhead, Minnesota and New York, New York, June
25, 1998 - American Crystal Sugar Company and
Newcourt Capital today announced the construction of a $103 million molasses desugarization project located in Hillsboro, North Dakota, adjacent to one of American Crystal's five sugar factories in the region.

The facility will extract residual sugar from molasses, which is a by-product of the company's primary sugarbeet production process. American
Crystal currently operates one molasses
desugarization facility at its East Grand Forks, Minnesota plant. Construction of the project will begin immediately with completion expected by fall of 1999.

"Construction of a second molasses desugarization facility has always been part of the company's strategic plan," said James Horvath, American
Crystal Sugar President and CEO. "By partnering with Newcourt we were able to accelerate this project earlier in our plan and realize the benefits from it sooner, without compromising any of our other current capital initiatives."

Newcourt Capital structured the $103 million transaction. The majority of financing was funded through the Newcourt Capital Project Fund, a $500 million fund, which provides one-stop access to funds from eight leading U.S.
institutional investors including CIGNA, John
Hancock and New York Life. The financing is supported by a long-term "use-or-pay" tolling arrangement with American Crystal.

"Financing for the $103 million project was structured to meet American Crystal's off-balance sheet objective and to maximize the company's implicit return from the project," commented
Robert Sexton, a Director with Newcourt Capital's global project finance unit. "Our funding partners were very comfortable with the strength of the project and the quality of the project sponsor, American Crystal."

Process Systems Incorporated Construction
Company, a subsidiary of Lurgi, AG, the
engineering and construction business unit of Metalgesellschaft AG of Germany, has been engaged under an Engineering, Procurement and
Construction contract to build the facility. The technology to be employed is a chromatographic separation process developed by Amalgamated
Research Inc. and licensed to Idreco USA, Ltd.

American Crystal Sugar Company is an agricultural cooperative owned by approximately 2,800 farm families in the Red River Valley (Minnesota and North Dakota) involved in the growing and processing of sugarbeets. American Crystal is the largest beet sugar producer in the U.S. and is one of the lowest cost beet sugar producers in the world. American Crystal operates sugar factories at East Grand Forks, Crookston and
Moorhead, Minnesota, and Drayton and Hillsboro,
North Dakota. Its corporate headquarters and research facilities are located in Moorhead.

Newcourt Capital is a leader in corporate finance providing specialized asset-based financing to the corporate, government and institutional markets for capital equipment acquisitions and infrastructure development. Together with
Newcourt Financial and Newcourt Services, it forms Newcourt Credit Group, one of the world's leading sources of asset-based financing with owned and managed assets of US$22.4 billion
(C$31.9 billion) and a global distribution capability in 24 countries.

	News Release

For immediate release

Trading Symbol:	NCT         	Contact:	Robyn Matsumoto
Exchange Listings:	Toronto		          Corporate Affairs
                  	Montreal         		(416) 594-5308
                  	New York

Newcourt Capital Launches US$500 Million Railcar
Leasing Venture with Trinity
Industries and Chrysler Capital Corporation

Positions Newcourt as a Leading Railcar Lessor

Chicago, Illinois, June 25, 1998 - Newcourt
Capital today announced the establishment of Newcourt Rail LLC., a $500 million venture that will offer for lease a fleet of state-of-the-art
Trinity-built railcars.

Newcourt Capital will manage the rail company's assets on behalf of the investors including
Chrysler Capital Corporation, the lead equity investor. Newcourt Capital will hold a minority interest in the venture and will underwrite and arrange the joint venture's debt requirements.

"This venture represents a unique strategic alliance between Newcourt Rail and Trinity
Industries. We selected Trinity as the primary supplier of new railcars based on the quality and breadth of its products which distinguish them as North America's leading railcar manufacturer," said Steve Menzies, Managing Director of Newcourt
Capital's rail finance unit. "Newcourt has established itself as a major financial partner to the rail industry. This alliance with Trinity is further evidence of our commitment to the industry."

"Newcourt Rail LLC combines our financial structuring and asset management capabilities to provide a new business for Newcourt and an innovative investment vehicle for our institutional partners," said David McKerroll,
President of Newcourt Capital. "The affiliation with Trinity is in line with Newcourt's strategy of forming alliances with leading capital equipment manufacturers to provide new sources of financing originations."

Tim Wallace, President and Chief Operating
Officer of Trinity Industries, Inc. said, "We are pleased to be chosen as the railcar provider to Newcourt Rail. This type of venture continues to demonstrate our commitment to excellence in railcar design and manufacturing technologies."

"Chrysler Capital is pleased to have entered into this alliance with Newcourt and Trinity, and we look forward to a long and beneficial relationship," said Bill Bishop, President of Chrysler Capital Corporation, an indirect wholly owned subsidiary of Chrysler Corporation.

The new rail leasing venture will offer a broad range of railcars including aluminum coal, box, flat, covered hoppers, gondolas, and tank cars on short-term operating leases that include maintenance and other management services. The newly built railcars will incorporate the latest technological improvements and will be marketed to a variety of users including Class I and regional rail carriers, utilities, petrochemical producers, food producers and processors and industrial producers.

"The continued development of the North American rail transportation industry provides an exciting opportunity for Newcourt Capital," commented
Menzies. "Newcourt Rail uniquely positions us to offer our clients short-term operating leases in addition to the long-term financing, lease and cross-border tax structures we currently offer."

Trinity Industries Inc. with headquarters in Dallas, Texas, is one of the nation's leading diversified industrial manufacturers. Trinity principally operates in three business segments:
Transportation Products, Construction Products and Industrial Products.

Newcourt Capital is a leader in corporate finance providing specialized asset-based financing to the corporate, government and institutional markets for capital equipment acquisitions and infrastructure development. Together with
Newcourt Financial and Newcourt Services, it forms Newcourt Credit Group, one of the world's leading sources of asset-based financing with owned and managed assets of US$22.4 billion
(C$31.9 billion) and a global distribution capability in 24 countries.



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